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                                        Filed by Amgen Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                       under the Securities Exchange Act of 1934

                                           Subject Company:  Immunex Corporation
                                                    Form S-4 File No.: 333-81832

This filing relates to the proposed acquisition ("Acquisition") by Amgen Inc. ("Amgen") of Immunex Corporation ("Immunex") pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of December 16, 2001 (the "Merger Agreement"), by and among Amgen, AMS Acquisition Inc. and Immunex. On March 22, 2002, Amgen filed the Merger Agreement with the Securities and Exchange Commission as a part of a joint proxy statement/prospectus which is incorporated by reference into this filing.

The following is the text of questions and answers regarding the Acquisition that Amgen made available on April 10, 2002 at http://amgen.acquisitioninformation.com and, by following the appropriate links, on its website at www.amgen.com:

Questions & Answers

What is the strategic rationale for this transaction?
This transaction is a strategically compelling combination of two of the world's most successful and fastest growing biotechnology companies. It represents a key step in accelerating Amgen's long-term growth program, establishes immediate leadership in inflammation, and should enable ENBREL(R) to achieve its full potential.

Why does this transaction make sense for Amgen? For Immunex?
For Amgen, it will add ENBREL(R) to the company's already impressive portfolio of blockbuster and near-blockbuster drugs; makes it the leader in inflammation, and will add to its leadership in nephrology and oncology; and will substantially enhance the company's discovery research capabilities in proteins and antibodies. It increases Amgen's annual percentage growth rate in product sales to the low 30s, and accelerates its annual growth rate in adjusted EPS from the low 20s to the mid 20s. For Immunex, this transaction will bring Amgen's experience in bringing successful drugs to market and optimizing their success, ensuring that ENBREL(R) can reach its full potential. It will also add size and scale to support Immunex's groundbreaking work in inflammation.

How will patients be affected?
Patients will be better served by the integration of these two companies through greater potential for the development of new drugs. In particular, ENBREL(R) users will benefit from the acquisition as Amgen's protein manufacturing expertise will help increase supply of that drug over time.

Why are you willing to do a deal that is dilutive?
In 2003, the first full year after acquisition, we expect minor dilution of adjusted EPS of

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less than 5%.  In 2004, we expect the deal to be accretive.

Has the Hart-Scott-Rodino antitrust filing been made?
Yes. On January 7, 2002, Amgen and Immunex each filed a Premerger Notification and Report Form with the Antitrust Division of the Department of Justice and the U.S. Federal Trade Commission.

What are the next steps in the Hart-Scott-Rodino process? Are they public? How can I obtain information about the progress of the filing?
Following the filing of the Premerger Notification and Report Forms in January 2002, the FTC staff made informal information requests to Amgen and Immunex. We responded to those requests. On February 6, 2002, the FTC made a formal Request for Additional Information (also known as a "Second Request"), which we publicly announced through a press release. We are prohibited from consummating the merger until both Amgen and Immunex have substantially complied with the Second Request. Once each of Amgen and Immunex have complied with the Second Request, we must wait an additional 30 days. This waiting period can be terminated at any time by the FTC, if it has concluded that no action against the merger is warranted or if some type of settlement has been reached. If the FTC decides to challenge the merger, it must seek an injunction against consummation of the merger in federal court. The Hart-Scott-Rodino review of mergers is conducted under strict confidentiality rules. There is generally very little public information available about the progress of the filing. The FTC publicizes only the fact of an initial Hart-Scott-Rodino filing, the termination of the waiting period, and any formal action against the merger.

When do you expect the acquisition to be completed?
We currently expect that the acquisition could be completed as early as June
2002.

What is the purpose of the Form S-4 registration statement/merger proxy? When will it be filed with the SEC? When will it be mailed to Amgen stockholders? This document (i) registers the shares of Amgen common stock to be issued in the merger, (ii) contains the joint proxy statement to be mailed to Immunex and Amgen stockholders for purposes of voting on the transaction and (iii) contains the proxy materials needed for each company to conduct its annual meeting. On January 31, 2002, we filed the Form S-4 registration statement/merger proxy with the SEC. On March 22, 2002, we filed an amendment to the Form S-4 registration statement and, on that date, the SEC declared the registration statement effective. The merger proxy was first mailed to Amgen stockholders on March 26, 2002. If you are an Amgen stockholder and have not received a copy of the merger proxy (and accompanying proxy card) by April 15, 2002, please contact Georgeson Shareholder Communications, Inc. at (800) 223-2064 and request a copy.

When do the SEC filings become available publicly?
The SEC filings of Amgen and Immunex become publicly available on the SEC's website when they are filed.

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Where can I get copies of SEC filings?
On the SEC's website at www.sec.gov. You can also obtain a copy of
                        -----------
acquisition-related SEC filings at the Amgen Acquisition Information web site, at amgen.acquisitioninformation.com.
   --------------------------------

Is approval of both companies' stockholders required to approve the acquisition? Yes. The transaction will be submitted to the stockholders of both Immunex and Amgen for approval. The affirmative vote of the holders of a majority of the shares of Amgen common stock represented and voted at the Amgen annual meeting is required to approve the issuance of shares of Amgen common stock pursuant to the merger agreement. The affirmative vote of the holders of a majority of the outstanding shares of Immunex common stock is required to approve the merger agreement. Amgen stockholders and Immunex shareholders are voting on different aspects of the transaction, which is why there are different approval requirements.

Can you hold the stockholder votes prior to the regulatory approvals?
Yes.

Do you have a date and location for the stockholders' meetings?
Yes. The Amgen annual meeting will be held on May 16, 2002, at 10:30 a.m., P.T., at the Beverly Hilton Hotel located at 9876 Wilshire Boulevard, Los Angeles, California. The Immunex annual meeting will also be held on May 16, 2002, at 12:00 p.m., P.T., at Benaroya Hall, Nordstrom Recital Hall, 200 University Street, Seattle, Washington.

What if either company's stockholders fail to approve the transaction?
If either company's stockholders fail to approve the transaction, either company may terminate the merger agreement. The transaction cannot be completed unless both Amgen stockholders and Immunex shareholders approve the transaction.

Why are Immunex shareholders electing directors and ratifying the selection of independent auditors when they are being asked to approve the merger agreement? Washington law requires Immunex to hold a meeting of its shareholders each year. Notwithstanding the fact that the merger could be completed as early as June 2002, Immunex has determined to observe this requirement and hold an annual meeting of its shareholders to elect directors and ratify the selection of Ernst & Young LLP as the independent auditors of Immunex. The directors elected at the Immunex annual meeting will preside over any business matters presented to the Immunex board of directors following the Immunex annual meeting through the closing of the merger. Effective upon the closing of the merger, these individuals will no longer be Immunex directors, although Edward V. Fritzky, the Chairman of the Board, Chief Executive Officer and President of Immunex, will be appointed to the Amgen board of directors. Ernst & Young LLP will not continue to conduct independent audits of Immunex following the merger.

Additional Information and Where to Find It
-------------------------------------------
On March 22, 2002, Amgen filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus and other relevant materials. INVESTORS

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AND SECURITY HOLDERS OF AMGEN AND IMMUNEX ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, IMMUNEX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by Amgen or Immunex with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen Inc., Mail Stop 27-5-C, One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex Corporation, 51 University Street, Seattle, WA 98101, Attn: Investor Relations. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the Acquisition.

Amgen, Immunex and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Amgen and Immunex in favor of the Acquisition. The joint proxy statement/prospectus contains information about the executive officers and directors of Amgen and Immunex and their ownership interest of their respective company. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Immunex and their respective executive officers and directors in the Acquisition by reading the definitive joint proxy statement/prospectus.

Forward-Looking Statements
--------------------------

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements about future financial and operating results and Amgen's anticipated acquisition of Immunex. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, stockholder approval, timing of closing, regulatory clearance, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; the Acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described in the joint proxy statement/prospectus and other documents filed by Amgen and Immunex with the Securities and Exchange

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Commission, including their most recent Form 10-K's.

Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Amgen and Immunex. Amgen and Immunex assume no obligation and expressly disclaim any duty to update information contained in this document except as required by law.

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